CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sablaw.com
March 23, 2006
CONFIDENTIAL
VIA EDGAR
Mr. Larry L. Greene, Esq.
Senior Counsel, Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Allied Capital Corporation — Preliminary Proxy Statement filed on March 3, 2006
Dear Mr. Greene:
     On behalf of Allied Capital Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during a telephone call on March 16, 2006 regarding the Company’s preliminary proxy statement filed on March 3, 2006 (the “Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.
Notice of Annual Meeting of Stockholders
1.	Comment: In Proposal 3, please list the types of individuals that are eligible to participate in the stock ownership initiative.
     Response: The Company will add the requested disclosure to the Proxy Statement.

2.	Comment: Under “Additional Solicitation,” please state that the persons named as proxies will vote those proxies that have not been marked against any proposal for which an adjournment is sought in favor of such adjournment.

U.S. Securities and Exchange Commission
March 23, 2006

Response: The Company will add the requested disclosure to the Proxy Statement.
Proposal 1. Election of Directors — Nominees for Class II Directors — Term Expiring 2009
3.	Comment: Please state that the nominees for Class II directors have agreed to serve as directors and have consented to be named in the proxy statement.
     Response: The Company will add the requested disclosure to the Proxy Statement.
Proposal 1. Election of Directors — Committees of the Board — Executive Committee
4.	Comment: Please indicate whether each member of the Executive Committee of the Board of Directors is an independent director or an interested director as that term is defined under Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”).
     Response: The Company will add the requested disclosure to the Proxy Statement.
Proposal 3
5.	Comment: Confirm that the issuance of shares of common stock in exchange for the cancellation of vested in-the-money options held by certain officers and directors of the Company does not violate Section 57 of the 1940 Act.
     Response: The Company proposes to offer all optionees under its Amended Stock Option Plan the opportunity to voluntarily cancel some or all of their vested in-the-money stock options in exchange for an option cancellation payment (“OCP”) equal to the in-the-money value of the options to be cancelled, which would be paid one-half in cash and one-half in shares of the Company’s common stock by means of a tender offer (the “Stock Ownership Initiative” or “Initiative”). The cancellation of stock options pursuant to the Stock Ownership Initiative does not implicate Section 57(a)(1) of the 1940 Act. That provision prohibits a person related to a business development company (“BDC”) in the manner set forth in Section 57(b), from:
[k]nowingly [selling] any security or other property to such business development company . . . unless such sale involves solely (A) securities of which the buyer is issuer . . . .
The officers and directors being offered the opportunity to receive the OCP here in exchange for the cancellation of their vested in-the-money stock options are covered by Section 57(b). However, the Stock Ownership Initiative falls squarely within the exception to the above-prohibition set forth in subparagraph (A), since the only sale being made to the Company is of securities (i.e., the options) of which the Company, the buyer here, is the issuer.

U.S. Securities and Exchange Commission
March 23, 2006

     The prohibitions against joint transactions set forth in Section 57(a)(4) are also not implicated by the Stock Ownership Initiative. The Stock Ownership Initiative does not involve the type of joint enterprise or joint arrangement, or profit sharing plan, intended to be covered by the terms of that section, or Rule 17d-1, which is incorporated therein. Simply put, in order to find the provisions of Section 57(a)(4) applicable, there has to be some element of “jointness” to the arrangement. None is present here.
     In the case of the Stock Ownership Initiative, each individual officer and director will have a choice of whether or not to participate. That choice is not dependent upon, nor affected by, the participation decision of any other officer or director. Nor is participation mandated by a plan of the type traditionally thought of as involving a joint arrangement such as an employee benefit plan or similar arrangement.
     A conclusion that Section 57(a)(4) is applicable to the Stock Ownership Initiative would require the taking of an analytical step that seems to be inconsistent with Section 23(c). That section in subparagraph (2) specifically contemplates that closed-end funds can make tender offers to “all holders of the securities” of a class. In drafting that provision, Congress must necessarily have assumed that officers and directors of a closed-end fund would to some extent be shareholders of that fund. Furthermore, the Staff stated that Section 23(c)(2) may be used as an issuer tender offer under Rules 13e-4 and 14e-1 of the Securities Exchange Act of 1934.1
     In that regard, Rule 23c-1 imposes (in subparagraph (a)(4)) as a condition for an issuer to rely on that rule to repurchase its securities that the seller not be, to the knowledge of the issuer, an affiliate of the issuer. Presumably Congress could have placed the same limitation on the permitted tender offerees in Section 23(c)(2). It did not.2
6.	Comment: Discuss whether the issuance of shares of common stock in exchange for the cancellation of vested in-the-money options would indirectly permit the Company to issue shares of its common stock for services in violation of Section 23(a) of the 1940 Act.
     Response:
     The Stock Ownership Initiative permits the Company to offer all optionees under its Amended Stock Option Plan the opportunity to voluntarily cancel some or all of their vested in-the-money stock options in exchange for an OCP. Each vested in-the-money stock option was previously granted to officers and directors of the Company under the Company’s Amended

1 See SEC Release Nos. 33-6948, 34-30967, IC-18869 (July 28, 1992).
2 Id.

U.S. Securities and Exchange Commission
March 23, 2006

     Stock Option Plan in accordance with Section 61(a)(3)(B).3 All officers and directors with vested in-the-money stock options would be eligible to participate in the Stock Ownership Initiative. An optionee who chooses to voluntarily cancel his/her vested options pursuant to the Initiative would not be compensated for the value of the remaining life of the stock option. No vesting would be accelerated as part of the Initiative.
     Given the terms of the exchange, the Company believes that the Stock Ownership Initiative is fully consistent with Section 23(a) of the 1940 Act. Section 23(a) provides that,
No registered closed-end company shall issue any of its securities: (1) for services; or (2) for property other than cash or securities (including securities of which such registered company is the issuer), except as a dividend or distribution to its security holders or in connection with a reorganization.
Pursuant to the Stock Ownership Initiative, the Company is offering to exchange one security, a vested in-the-money stock option previously granted to an officer or director of the Company in accordance with Section 61(a)(3)(B), in exchange for another, shares of the Company’s common stock (along with a cash payment), as specifically contemplated by Section 23(a)(2). The Company is not issuing shares for services as prohibited by Section 23(a). Furthermore, the Stock Ownership Initiative will not result in any greater dilution of the pro rata interests of the Company’s existing shareholders than would have occurred had each option holder exercised each of his/her options. In fact, substantially fewer shares will be issued pursuant to the Stock Ownership Initiative than if the option holders had exercised his/her options.
A.	The Stock Ownership Initiative Does Not Result in the Issuance of Shares for Services

3 61(a)(3)(B) which provides that: “a business development company may issue, to its directors, officers, employees, and general partners, warrants, options, and rights to purchase voting securities of such company pursuant to an executive compensation plan, if—
i.	(I) in the case of warrants, options, or rights issued to any officer or employee of such business development company (including any officer or employee who is also a director of such company), such securities satisfy the conditions in clauses (i), (iii), and (iv) of subparagraph (A); or (II) in the case of warrants, options, or rights issued to any director of such business development company who is not also an officer or employee of such company, or to any general partner in such company, the proposal to issue such securities satisfies the conditions in clauses (i) and (iii) of subparagraph (A), is authorized by the shareholders or partners of such company, and is approved by order of the Commission, upon application, on the basis that the terms of the proposal are fair and reasonable and do not involve overreaching of such company or its shareholders or partners;
ii.	such securities are not transferable except for disposition by gift, will, or intestacy;
iii.	no investment adviser of such business development company receives any compensation described in paragraph (1) of section 205 of title II of this Act except to the extent permitted by clause (A) or (B) of that section; and
iv.	such business development company does not have a profit-sharing plan described in section 57(n).

U.S. Securities and Exchange Commission
March 23, 2006

     The Stock Ownership Initiative does not involve the issuance of shares for services. By canceling a vested in-the-money stock option in exchange for shares of the Company’s common stock (and cash), the Company is effectively satisfying its existing contractual obligation under outstanding options by paying an option holder in exchange for the cancellation of his/her option. All options granted under the Company’s Amended Stock Option Plan were granted in accordance with Section 61(a)(3)(B). The fact that such options were granted to officers and directors in recognition of services they performed for the Company does not require a different conclusion.4 The options were issued under a stock option plan approved by the Company’s shareholders and were not issued in anticipation of any such cancellation. In fact, many of the options outstanding have been granted over the last eight years.
     The Staff has squarely recognized that surrendering one security, a stock option or stock appreciation right (“SAR”), for another, common stock, is consistent with Section 23(a) of the 1940 Act. In a no-action letter submitted by Scientific Advances Corporation (the “Scientific Advances Letter”), the Staff analyzed whether the issuance of common stock upon the exercise of options or SARs or the payment of cash upon the exercise of an SAR would violate Section 23 of the 1940 Act. The Staff stated that,
[E]ven though the issuance of limited SARs and the issuance of common stock upon their exercise might constitute issuance of securities for services under section 23(a), and the payment of cash upon the exercise of a limited SAR (with the concomitant surrender of the option to which it relates) might constitute a repurchase by a BDC of a security issued by it under section 23(c), we would consider such transactions to be permitted by section 63(3) where the conditions of section 61(a)(3)(B) are satisfied.5

4 See Scientific Advances Corporation (pub. avail. June 22, 1983). In the Scientific Advances Letter, the Staff stated that,
Notwithstanding the potential for dilution against which Section 18(d) was directed, Congress has enacted Section 61(a)(3)(B) to enable BDCs to attract and retain key executive officers, directors, employees and partners. Where a BDC issues SARs for purposes in tandem with options and has the sole discretion of settling the SARs in cash or in common stock, we would treat the SARs as options under Section 18(d) which are nevertheless permitted under Section 61(a)(3)(B) where the executive compensation plan authorizing their issuance provides that common stock, cash, or a combination of both, will be paid or issued by the BDC, upon exercise of the SARs, only if and to the extent that such payment and issuance would not result in greater dilution of the interests of existing shareholders than would result if, instead of SARs, the options to which they relate were exercised. With that limitation, such SARs issued in tandem with options may be issued by a BDC if the conditions of Section 61(a)(3)(B) are met.
Id.
5 Scientific Advances Corporation (pub. avail. June 22, 1983).

U.S. Securities and Exchange Commission
March 23, 2006

Thus, the Staff did not consider the issuance of common stock upon the exercise of an SAR to be in violation of Section 23(a). In fact, because neither Section 61 nor Section 63 provides an exception from Section 23(a), the issuance of shares upon the exercise of an option could be viewed as violation of Section 23(a) if the Staff took such a position.
     The exchange proposed by the Company in the Stock Ownership Initiative is substantially similar to the transaction conducted by Scientific Advances Corporation because it involves the cancellation of one security issued by the Company for another. Thus, the issuance of shares of common stock, along with a cash payment, in exchange for the cancellation of vested in-the-money stock options should be regarded as an exchange of one security for another and not as the issuance of shares of the Company’s common stock for services.
     In addition, in an interpretive release regarding matters concerning independent directors of investment companies (the “Interpretive Release”), the Staff stated that investment companies may directly compensate their directors with shares of the common stock of the investment company despite the prohibition under Section 23(a) provided that certain conditions are met.6 In the Interpretive Release, the Staff addressed a practice where investment companies were requiring directors to purchase shares with their retainer through a deferred compensation plan. Finding it unnecessary for such companies to go through the additional steps in order to ensure stock ownership among its directors, the Staff stated that such companies could issue shares directly to their directors as long as the share price was fixed. The Stock Ownership Initiative is fully consistent with the position taken by the Staff in the Interpretive Release. Pursuant to the Stock Ownership Initiative, the shares to be issued in exchange for the cancellation of the vested in-the-money stock options will provide for an exchange based on a fixed price. The exercise price for options that were granted is fixed and the exchange will be based on a formula that will be set prior to commencing the tender offer.
B.	The Stock Ownership Initiative Does Not Result in Greater Dilution of the Interests of the Company’s Existing Shareholders
     Prominent among the abuses which prompted Congress to enact Section 23(a) was dilution of an investment company’s common stock.7 The Stock Ownership Initiative does not

6 See SEC Interpretive Release No. IC-24083 (October 14, 1999).
7 Testimony given at the House of Representatives subcommittee hearings on a bill which later became the 1940 Act suggests that Section 23(a) was intended to end the practice under which a promoter would receive shares of common stock of a newly formed investment company as compensation for services:
In the past some investment companies issued their stock for service, management, promotion or distribution services. Those individuals who got their stock would sell the stock and then they had no more interest in the company. Hereafter an investment company cannot issue stock for services. It has to issue its stock for cash or securities.
Hearings on H.R. 10065 Before a Subcomm. of H.R. Comm. on Interstate and Foreign Commerce, 76 Cibg., 3rd Sess., at 124-125 (1940).

U.S. Securities and Exchange Commission
March 23, 2006

result in a greater dilution of the interests of existing shareholders than would result if the vested in-the-money stock options were exercised. In the Scientific Advances Letter, the Staff analyzed the effect, if any, of the issuance of shares of common stock upon the exercise of an SAR on the dilution of the pro rata interests of the company’s shareholders and concluded that the concerns regarding dilution that Section 23 was enacted to prevent were not present.8 The Stock Ownership Initiative should be analyzed in a similar manner.
     Pursuant to the Stock Ownership Initiative, fewer shares of the Company’s common stock would be issued than if each option holder exercised his/her option for a corresponding share of the Company’s common stock. For example, there are currently approximately 13,148,000 vested in-the-money options outstanding. If all such option holders were to exercise their options, it would result in the issuance of 13,148,000 shares of the Company’s common stock. However, assuming all holders of vested in-the-money stock options participated in the Stock Ownership Initiative, only approximately 1,509,418 shares of the Company’s common stock would be issued. Therefore, the Company does not believe that the Stock Ownership Initiative should raise any concerns regarding dilution of the pro rata interests of the Company’s existing stockholders. Please see the chart attached hereto as Exhibit A.
     In addition, in the Interpretive Release, the Staff noted that, “this method of compensation, which is functionally equivalent to paying the directors in cash, does not present the dangers of dilution and the overvaluation of services that Section 22(g)9 was designed to prevent.”10 Specifically, the Staff stated that investment companies could issue shares directly to their directors as long as the share price was fixed. Pursuant to the Stock Ownership Initiative, the OCP will provide for an exchange based on a fixed price (the difference between the market

8 In discussing dilution in the Scientific Advances Letter, the Staff noted that,
Though it [Congress] recognized that dilution is possible under Section 61(a)(3)(B) and Section 63(3) to the extent that any warrants, options or other rights to purchase a security issued by the BDC are exercised at less than the current net asset value at the time of exercise, Congress, nevertheless, adopted them because it believed that the harm which may be caused by such dilution is limited by (1) the BDC board’s obligation to determine that their issuance is in the best interests of the company and its shareholders and (2) the ceiling on the maximum amount of outstanding securities which could result if all outstanding warrants, options and rights were exercised.
Scientific Advances Corporation (pub. avail. June 22, 1983).
9 Section 22(g), like Section 23(a) with respect to closed-end investment companies, prohibits open-end investment companies from issuing shares to any person or entity that performs services for the fund or for property other than cash or securities.
10 Release No. IC-24083 (Oct. 14, 1999). In the same release, the Staff noted that they would not recommend enforcement action to the Commission under Section 23(a) of the 1940 Act if closed-end investment companies directly compensated their directors with shares of common stock of the investment company, rather than compensating the directors in cash and requiring them subsequently to purchase fund shares, provided that a fixed dollar value is assigned to the directors’ services prior to the time that the compensation is payable. Id. At accompanying text at note 74.

U.S. Securities and Exchange Commission
March 23, 2006

price and the exercise price) and the exchange will be based on a formula that will be set prior to commencing the tender offer.
     Based on this analysis, the Company believes that the Stock Ownership Initiative does not present the dangers of dilution or the overvaluation of services. In fact, the proposed Initiative would serve to decrease the amount of dilution that would occur if each option holder exercised each of his/her options for a corresponding share of the Company’s common stock.
C.	Economic Analysis
     The economic benefit received by the optionee under the Stock Ownership Initiative is no more than the value that the optionee was already entitled to pursuant to his/her option previously granted under the Amended Stock Option Plan. In the Scientific Advances Letter, the Staff determined that the economic benefit received by an option holder upon exercise of the SAR, or the tandem option, is the same. The Staff cited the fact that,
Like an option, an SAR required the grantor, upon its exercise, to part with value without receiving a commensurate cash payment. Where an SAR is settled exclusively, or partly, in common stock, its grantor, like an option grantor, issues additional common stock, thus increasing the common stock outstanding without increasing its net asset value. Unlike an option, however, an SAR may be settled exclusively or partly in cash. Moreover, even if it is exclusively in common stock, an SAR is unlike an option because upon exercise of an SAR, the grantee does not pay anything to the grantor.11
In the Scientific Advances Letter, the Staff allowed the issuance of stock without the payment of an exercise price. The fact that the Company would not receive cash upon exercise of the SAR or even pay out cash was not considered a determinative factor by the Staff.
     The economic cost of the Stock Ownership Initiative to shareholders is the same as stock option exercises in the market. For example, the economic cost of the Initiative to the Company would be approximately $87,697,160, assuming 13,148,000 vested outstanding options12 and a weighted average in-the-money option spread based on the market price of $29.05 assumed in the Proxy Statement. If all the holders of the vested in-the-money options elected to conduct a cashless exercise in the market, then the net dilution to shareholders would also be approximately $87,697,160.13 Please see the chart attached hereto as Exhibit A.

11 Scientific Advances Corporation (pub. avail. June 22, 1983).
12 There were 13,148,000 vested options outstanding as of December 31, 2005 as reflected in the Company’s Form 10-K for the year ended December 31, 2005 filed wih the SEC on March 13, 2005.
13 This calculation represents the difference between stock sales in the market and cash proceeds to the Company. Stock sales in the market are estimated to be $381,949,400, which is based on the exercise of 13,148,000 options at

U.S. Securities and Exchange Commission
March 23, 2006

     The Stock Ownership Initiative does not require the sales of shares of the Company’s common stock in the market. Based on the Company’s calculations, if all holders of vested-in-the-money stock options were to exercise such options, it would result in almost $400 million or 10% of the Company’s market capitalization to be sold in the market to effect exercise. Specifically, if all holders of vested in-the-money options exercised such options, then approximately 13,148,000 shares of the Company’s common stock would be issued. Pursuant to the Stock Ownership Initiative, assuming 100% participation from all holders of vested in-the-money options, only approximately 1,509,418 shares of the Company’s common stock would be issued, representing 1% of the Company’s market capitalization. Please see the chart attached hereto as Exhibit A.
     Finally, the Stock Ownership Initiative results in stock ownership among the Company’s officers and directors. Under the Initiative, the cash portion of the OCP is largely used for taxes and withholdings and the stock portion is retained by the option holder. As a result, an option holder becomes a shareholder and foregoes future potential upside for the remaining term of his/her option. Without the Initiative, an option holder that elected to conduct a cashless exercise in the market would receive a cash benefit. The Company has estimated that the profit to option holders would be approximately $87,697,160 (see footnote 13 below). After deducting the tax expense, estimated to be 50%, the option holders net after tax gain would be $43,848,580. Under the Stock Ownership Initiative, option holders would receive the payment in the form of shares rather than a cash benefit, which would result in the issuance of 1,509,418 shares of the Company’s common stock. Please see the chart attached hereto as Exhibit A.
D.	Best Interests of the Shareholders
     The Company’s Board of Directors (the “Board”) determined that the Stock Ownership Initiative is in the best interest of the Company’s shareholders. In making its decision, the Board considered: (i) the need for the Company to attract and retain key executive officers, employees and directors; (ii) the desirability of promoting stock ownership among officers and directors and thereby further aligning the interests of the Company’s officers and directors with the interests of the Company’s shareholders; and (iii) the dilution of the pro rata interests of the Company’s shareholders.
1.	Ability to Attract and Retain Key Officers, Employees and Directors
     In analyzing the need for the cancellation of stock options, the Board noted that, although the Company is permitted to issue options to its officers and directors, the number of options the the market price of $29.05 assumed in the Proxy Statement. Cash proceeds to the Company are estimated to be $294,252,240, which is based on the exercise of 13,148,000 options at the weighted average strike price at December 31, 2005 of $22.38.

U.S. Securities and Exchange Commission
March 23, 2006

Company is permitted to issue is limited by Section 61(a)(3)(C) of the 1940 Act to 20 percent of the Company’s outstanding voting securities. Given that the Company has 22,610,290 vested options outstanding, which currently represent 16 percent of its outstanding voting securities, the Board recognized that the Company may not have sufficient options available to attract and retain officers in the future.
2.	Aligning the Interests of the Company’s Officers and Directors with the Interests of the Company’s Shareholders
     The Stock Ownership Initiative would allow the cancellation of options without the sale of shares into the market. Without the Initiative, the Board recognized that option holders may exercise such options in cashless exercises with brokers and such activity could negatively affect the market price of the Company’s shares of common stock and potentially decrease shareholder value. Through a stock option exercise, the option holder could sell all shares received for cash in the market and retain no additional shares of common stock.
     Under the Initiative, the Board noted that requiring that a portion of the OCP be paid in stock would further align the interests of the Company’s officers and directors with those of the Company’s shareholders. The Staff has recognized the importance of aligning such interests. In the Interpretive Release in which the Staff discussed the practice of compensating directors of investment companies with shares of such investment company’s common stock, the Staff noted that,
[E]ffective fund governance can be enhanced when funds align the interests of their directors with the interests of their shareholders. Fund directors who own shares in the funds that they oversee have a clear economic incentive to protect the interests of fund shareholders. In addition, as fund shareholders, these directors are in a better position to evaluate the services that the funds provide to their shareholders.14
     The Board noted that the Stock Ownership Initiative would promote direct stock ownership. The shares issued in exchange for the cancellation of vested in-the-money options would not be registered and would be issued pursuant to an exemption from the federal securities laws. Therefore, participating option holders would be required to retain ownership of the shares received in exchange for the cancellation of their vested in-the-money options for a set period of time unless sold through an exempt transaction pursuant to Rule 144.
     Direct ownership of shares allows shareholders to vote and to receive dividends, which provides the most significant portion of the return provided by ownership in the Company’s

14 SEC Interpretive Release No. IC-24083 (October 14, 1999).

U.S. Securities and Exchange Commission
March 23, 2006

shares. The Board acknowledged that officers previously received such benefits by allowing the exercise of options with loans under Section 62 of the 1940 Act. The ability of a public company to provide loans to its executive officer was eliminated as a result of the Sarbanes-Oxley Act of 2002. Prior to the Sarbanes-Oxley Act, the use of loans was actively utilized by officers of the Company. Since Congress enacted provisions allowing for loans, Congress understood that direct ownership provides benefits to officers and more closely aligns their interests with those of the shareholders.
3.	Dilution
     After reviewing the economic analysis set forth above and in the chart attached hereto, the Board determined that the Stock Ownership Initiative does not result in a greater dilution of the interests of existing shareholders than would result if the vested in-the-money options were exercised. Specifically, the Board noted that the Initiative would serve to decrease the amount of dilution that would occur if each option holder exercised each of his/her options for a corresponding share of the Company’s common stock.
7.	Comment: Discuss the dilutive effect of the program and add such disclosure to the Preliminary Proxy Statement.
     Response: See the Company’s response to Comment 6 above and the chart attached hereto as Exhibit A.
8.	Comment: Discuss how the Stock Ownership Initiative meets the requirement set forth in Section 61(a)(3)(C) regarding the issuance of options not in excess of 20 percent of the outstanding voting securities of the Company if options that are cancelled can be reissued.
     Response: As noted above, the Amended Stock Option Plan was approved by shareholders as required by Section 61 of the 1940 Act. The Amended Stock Option Plan, by its terms, provides:
In the event any option shall cease to be exercisable in whole or in part for any reason, the shares which were covered by such option, but as to which the option had not been exercised, shall again be available under this Plan.
As a result, an option that is forfeited or cancelled is available to be re-granted under the Plan. Since this is a term of the Plan that was approved by shareholders, the availability of the cancelled options does not create an issue under Section 61(a)(3)(C). Furthermore, in the Company’s case, Section 61(a)(3)(C) applies to outstanding options as a percentage of the Company’s outstanding voting securities. It does not address the number of shares authorized

U.S. Securities and Exchange Commission
March 23, 2006

under a plan. As long as a BDC does not, at any time, grant outstanding options in excess of 20 percent of its outstanding voting securities, the BDC is in compliance with Section 61(a)(3)(C) of the 1940 Act. The Stock Ownership Initiative will not result in the Company granting options under its Amended Stock Option Plan in excess of the 20 percent threshold.
9.	Comment: Discuss whether shareholder approval would be required in order to issue new options to employees, officers or directors of the Company following the cancellation of certain vested in-the-money options.
     Response: As explained in response to Comment 8 above, the Amended Stock Option Plan was approved by the Company’s shareholders. The Company does not believe that Section 61 of the 1940 Act would require the Company to obtain shareholder approval in connection with the Stock Ownership Initiative because, pursuant to the Amended Stock Option Plan, an option that is forfeited or cancelled is available to be re-granted under the Amended Stock Option Plan. However, the Company would be required to obtain shareholder approval of any increase in the number of options available to be granted under the Amended Stock Option Plan by the rules of the New York Stock Exchange. The Company is also obtaining shareholder approval for the Stock Ownership Initiative as required by the rules of the New York Stock Exchange.
10.	Comment: Discuss whether the cancellation of the shares and subsequent repurchase of the shares by the Company will comply with Section 23(c)(2) of the 1940 Act.
     Response: The Company intends to comply with Section 23(c)(2) of the 1940 Act. As set forth in the Proxy Statement, the Company will conduct the stock ownership initiative by means of a tender offer on Schedule TO pursuant to the Securities Exchange Act of 1934 and the 1940 Act, which would be filed with the SEC and distributed to all eligible optionees. The Staff has stated that repurchases made to shareholders pursuant to Section 23(c)(2) have been viewed as issuer tender offers and must comply with the requirements of the tender offer rules under the Securities Exchange Act, including rules 13e-4 and 14e-1.15 Thus, the Company must comply with the requirements of such provisions, including the best price rule.
11.	Comment: Under the Stock Ownership Initiative, who are the “holders of securities of the class to be purchased” as that term is used in Section 23(c)(2)?
Response: With respect to the Stock Ownership Initiative, the “holders of securities of the class to be purchased” refers to all optionees who hold vested-in-the-money stock options granted pursuant to the Company’s Amended Stock Option Plan. Because no bright line test exists for determining the definition of the term “holders of securities of the class to be purchased” under

15 See SEC Release Nos. 33-6948, 34-30967, IC-18869 July 28, 1992). In this release, the Staff stated that, “Offers to repurchase shares made to shareholders pursuant to Section 23(c)(2) have been viewed as issuer tender offers and currently must comply with the requirements of the tender offer rules under the Securities Exchange Act.” Id.

U.S. Securities and Exchange Commission
March 23, 2006

Section 23(c), we believe that, in this context, the class to which the Stock Ownership Initiative applies is appropriately defined to include all holders of vested in-the-money options. These options were granted on different terms, such as exercise price or vesting period. The Company believes that each grant of options should be considered a separate class for purposes of Section 23(c)(2) similar to a series of a debt issuance. Furthermore, permitting only vested in-the-money stock options to participate in the Stock Ownership Initiative ensures that shares are not being issued below market which is prohibited by Section 23(b).
     Currently, all of the Company’s vested options are in-the-money and, as a result, the Company could extend the offer to participate in the Stock Ownership Initiative to all vested option holders; however, the Company believes that it is more clear to refer to “in-the-money options” especially since there would be no payment due to out-of-the-money option holders since there is no value in the spread between the strike price and the market price. The only option holders excluded from this Initiative are those option holders whose options have not yet vested because the Company does not yet have a contractual obligation to such option holders.
     Section 23(c) was enacted to prevent the preferential treatment of certain shareholders in a closed-end investment company. In fact, in the Scientific Advances Letter, the Staff stated that, “we do not believe that the policy behind Section 23(c), of preventing unfair discrimination against any holders of the class of security to be purchased, was intended to prohibit the payment of cash upon the exercise of an SAR under an executive compensation plan.”16 No such preferential treatment exists under the Stock Ownership Initiative as all holders of vested in-the-money options may choose to participate.
12.	Comment: Add disclosure regarding the manner in which the Company will finance the program.
     Response: The Company will use working capital to fund the Stock Ownership Initiative. The Company will add the requested disclosure to the Proxy Statement.
13.	Comment: Add disclosure on the economic effect of the Stock Ownership Initiative.
     Response: See the response to Comment 6 above. The Company will add the requested disclosure to the Proxy Statement.
14.	Comment: Add disclosure regarding the weighted average exercise price.
     Response: The weighted average exercise price of the options subject to the Initiative is $22.38. The Company will add the requested disclosure to the Proxy Statement.

16 Scientific Advances Corporation (pub. avail. June 22, 1983).

U.S. Securities and Exchange Commission
March 23, 2006

15.	Comment: Discuss why the Company and the Company’s Board of Directors believes that the Stock Ownership Initiative would be in the best interest of the Company’s shareholders. Add additional disclosure regarding the manner in which the Stock Ownership Initiative is in the best interest of the Company’s shareholders.
     Response: See the response to Comment 6 above. The Company will add the requested disclosure to the Proxy Statement.
Proxy Card
16.	Comment: In Proposal 3, please list the types of individuals that are eligible to participate in the Stock Ownership Initiative.
     Response: The Company will add the requested disclosure to the Proxy Statement.
17.	Comment: Change the appearance of the statement, “PLEASE MARK, SIGN AND RETURN THIS PROXY IN THE ENCLOSED ENVELOPE. THE UNDERSIGNED ACKNOWLEDGES RECEIPT FROM THE COMPANY PRIOR TO THE EXECUTION OF THIS PROXY OF A NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND A PROXY STATEMENT,” so that the letters are not all capitalized.
     Response: The Company will change the appearance of this language.
*            *            *
     The disclosure in the Proxy Statement is the responsibility of the Company. The Company acknowledges that comments from the Staff of the Securities and Exchange Commission or changes made in response to Staff comments in the proposed disclosure in the Proxy Statement does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Proxy Statement.
     If you have any questions or additional comments concerning the foregoing, please contact me at (202)383-0218 or Steve Boehm at (202)383-0176.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

/s/ Steven B. Boehm
Steven B. Boehm

Exhibit A
Allied Capital Corporation
Proxy statement proposal 3 calculations

A	Vested options outstanding at December 31, 2005 per 10-K	13,148,000	*

B	Weighted average strike price at December 31, 2005 per 10-K	$22.38

C	Market price assumed in proxy (February 17, 2005)	$29.05

D	Weighted average “in-the-money” spread	$6.67	(C-B)

E	Estimated value of vested options at December 31, 2005	$87,697,160	(A*D)

F	Divide by 2 to determine share portion	2

G	Estimated value of shares to be issued assuming cancellation of all vested options	$43,848,580	(E/F)

H	Estimated number of shares assuming $29.05 price	1,509,418	(G/C)

I	Shares issued and outstanding at December 31, 2005	136,697,000

J	Market capitalization at December 31, 2005	$4,000,000,000

* Note that the proxy discloses 13,050,816 vested options outstanding at February 17, 2006.

Economic impact on Shareholders:
1. The economic cost of the Stock Ownership Initiative to shareholders is the same as stock option exercises in the market.

		Assume exercise of		Assume Stock
		options in market		Ownership Initiative

K	Stock sales in market (i.e. value of Allied Stock)	$381,949,400	(A*C)

L	Cash proceeds to Allied Capital	$294,252,240	(A*B)

M	Net dilution to shareholders from option exercise and sale in market (profit to employee)	$87,697,160	(K-L)

N	Cash portion of OCP			$43,848,580	(E/F)

O	Stock portion of OCP			$43,848,580	(E/F)

P	Total cost of OCP to shareholders (profit to employee)			$87,697,160	(N+O)

2. The Stock Ownership Initiative does not require sales in the market. Stock option exercises would cause almost $400 million or 10% of Allied Capital’s market capitalization to be sold in the market to effect exercise. In addition, fewer new shares are issued under the Stock Ownership Initiative (I.e. less dilution to shareholders).

Q	Stock sales in market	$381,949,400	(A*C)	$0

R	New shares issued	13,148,000	(A)	1,509,418	(H)

S	Dilution	10%	(A/I)	1%	(H/I)

3. The Stock Ownership Initiative results in stock ownership. The cash portion of the OCP is used for taxes and withholdings; while the stock portion of the OCP is retained as actual share ownership. Option holders become shareholders and forego future potential upside for the remaining term of their option.

T	Value of shares underlying options	$381,949,400	(A*C)	$381,949,400	(A*C)

U	Strike price	$294,252,240	(A*B)	$294,252,240	(A*B)

V	Profit to option holders	$87,697,160	(T-U)	$87,697,160	(T-U)

W	Tax expense (50%) (approximates cash portion of OCP)	$43,848,580	(V*.5)	$43,848,580	(V*.5)

X	Net after tax gain (approximates shares issued in OCP)	$43,848,580	(V-W)	$43,848,580	(V-W)

Y	Cash benefit to option holders	$43,848,580	(M-W)	$0	(N-W)

Z	Shares owned by former option holders	0		1,509,418	(H)